ISSUER FREE WRITING PROSPECTUS
OILSANDS QUEST, INC.
Filed Pursuant to Rule 433
Registration Statement No. 333-147200
Dated November 9, 2007
Accelerating Commercialization of Saskatchewan's First Oil Sands Discovery November 2007

Forward-Looking Information Except for statements of historical fact relating to the company, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "potential", "prospective" and other similar words, or statements that certain events or conditions "may" "will" or "could" occur. Forward-looking statements such as the Discovered Resource estimate and Undiscovered Resource estimate, references to Oilsands Quest's drilling program, geophysical programs, reservoir field testing and analysis program, the pilot in-situ production program, and timing of such programs are based on the opinions and estimates of management and the Company's independent evaluators at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, which include but are not limited to risks inherent in the oil sands industry, regulatory and economic risks, and risks associated with the company's ability to implement its business plan. There are uncertainties inherent in forward-looking information, including factors beyond Oilsands Quest's control, and no assurance can be given that the programs will be completed on time, on budget or at all. In addition, there are numerous uncertainties inherent in estimating Discovered and Undiscovered Resources, including many factors beyond the company's control. In general, estimates of Discovered and Undiscovered Resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, such as geological, technological and engineering estimates which have inherent uncertainties. Oilsands Quest undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward- looking statements. The risks and uncertainties set forth above are not exhaustive. Readers should refer to Oilsands Quest's current annual report on Form 10- KSB and other document filings, which are available at www.sedar.com and at www.sec.gov for a detailed discussion of these risks and uncertainties and details regarding the location and extent of Oilsands Quest's land holdings.

Legend The issuer has filed registration statements (each including a prospectus: SEC File No. 333-147200, 333-146216, 333-142642, and 333-139464) with the SEC for the offering to which this communication is related. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-299- 7823 or 1-866-794-7288 or by e-mailing info@oilsandsquest.com. ..

Corporate Overview U.S. incorporated, AMEX listed (BQI) Canadian assets, management and head office 254 million shares (fully diluted) Management and directors own 20% Primary focus: oil sands exploration and development Leading the development of oil sands industry in Saskatchewan Resource rights 100% owned and operated US$70 million winter 2007/08 exploration program fully funded

On Target with Our Business Plan 1. Explore for and quantify commercial deposits of oil sands to identify individual projects 2. Delineate project resources, maximize value 3. Negotiate with selected partners to develop each project, while maintaining a significant interest Preparing to enter stage 3 for our first project, Axe Lake

Strategic Land Holdings OIL SANDS ACRES Permits - Saskatchewan 508,026 - Alberta 67,053 Licences - Saskatchewan 109,918 Total contiguous lands 684,997 Lease - Alberta 22,773 Total oil sands lands 707,770 OIL SHALES Permits - Saskatchewan 489,640 Total lands 1,197,410 (As at October 31, 2007) Canada's largest contiguous oil sands land holding

Potential for multiple global-scale projects Our Oil Sands Permits & Leases Inferred Athabasca Basin Source: Divestco Geomatics Identified and potential projects

AB SK TWP 94 TWP 95 R 25 W3 R 1 W4 Current Focus | ---- 6 miles ---- |

Discovered Bitumen Resources Discovered Resources1 of Original Bitumen in Place Billion barrels Low Estimate (P-90): 1.117 Best Estimate (P-50): 1.344 High Estimate (P-10): 1.547 Independent review and evaluation (as of October 31, 2007) prepared by McDaniel & Associates based on: Axe Lake Discovery drilling data to March 31, 2007 Physical examination of cores and geophysical logs, and Other sources NI 51-101 Reporting 1. See Definitions Discovered Resource estimate, independently determined

Undiscovered Bitumen Resources Undiscovered Resources1 Billion barrels Saskatchewan 4.0 Adjacent Alberta 4.5 Total 8.5 The Discovered and Undiscovered Resource estimate totals 10B barrels. No independent evaluation of Undiscovered Resources has been performed. See Definitions Significant potential remains in the large land position

Exploration Statistics (Dec 05 - Apr 07) Airborne magnetic / electric surveys 21,850 km 2-D seismic - Saskatchewan 122 - Alberta 100 222 km Drilling - Exploration 34 - Axe Lake delineation 140 174 holes Infrastructure - Three camps 210 beds - Roads, trails 326 km - Manpower peak 211 Expenditure to date US$70 million 100% hands-on management by BQI

Axe Lake Reservoir Characteristics Homogeneous, continuous, coarse-grained oil sands No shale interbedding and very low fines (clay) content No top or bottom water to date Reservoir depths (top) 185 - 205 metres Management and technical consultants evaluating existing in-situ production techniques utilizing steam and solvents

"The absence of a containment shale may preclude the use of certain high-pressure in-situ recovery methods; however the quality of the reservoir and high bitumen saturations noted at the Axe Lake Discovery provide the potential for extraction using a number of lower pressure in-situ methods currently in pilot testing" Source: McDaniel & Associates Consultants Ltd. November 2007 Reservoir Containment and Cap Rock

PROJECT Axe Lake Christina Lake Firebag Foster Creek Surmont Long Lake MacKay COMPANY BQI ECA SU ECA HSE NXY PCA RESERVOIR CHARACTERISTICS RESERVOIR CHARACTERISTICS RESERVOIR CHARACTERISTICS RESERVOIR CHARACTERISTICS RESERVOIR CHARACTERISTICS RESERVOIR CHARACTERISTICS RESERVOIR CHARACTERISTICS RESERVOIR CHARACTERISTICS Porosity (%) 36 33 32+ 33 35 35 32 Permeability Horizontal and Vertical (Darcies) 5 - 17 8 7 5+ 4+ 8 High Saturation (%) 83 85 84 80 80 85 >70 Drill Depth (m) 185 350 250 435 330 200 95 Weight (%) Bitumen 14 15 15 14 14 14 14 All Projects are of the McMurray (MM) Formation All Projects are of the McMurray (MM) Formation All Projects are of the McMurray (MM) Formation All Projects are of the McMurray (MM) Formation All Projects are of the McMurray (MM) Formation All Projects are of the McMurray (MM) Formation All Projects are of the McMurray (MM) Formation All Projects are of the McMurray (MM) Formation Reservoir Parameters of In-Situ Projects Source: Scotia Capital October 2007, company reports

Potential for multiple projects Relative size of Suncor Firebag Project (initial development area)

Winter 2007/08 Program Now preparing reservoir development plan Saskatchewan Infill drilling in Axe Lake area (up to 70 holes) Exploration drilling (up to 27 holes) 2-D seismic (60 km) 3-D seismic (1300 km) Alberta 2-D seismic (50 km) Exploration drilling (up to 30 holes) 3-D seismic (500 km)

Maximizing Value - Our Reservoir Development Plan Reservoir characteristics determine process design We have determined our reservoir's characteristics Now we are determining the optimal bitumen recovery process and project facilities Progress with confident steps

Reservoir Field Test Objectives Evaluate reservoir response to varying pressures and temperatures and solvents Utilize a vertical well bore with injection and production capabilities, plus adjacent observation wells Inject steam and solvents at increasing temperature and pressure Contribute data to the design of the field pilot program Accelerate development of Axe Lake Discovery Timing Design in Q4/2007 Operation in Q1 and Q2/2008

Axe Lake Development Timeline Phase 1: Exploration and Resource Delineation Ongoing Phase 2: Reservoir Field Test Design underway, execution Q1 and Q2/08 Phase 3: Infrastructure Development (roads, power and pipelines) Q2/08 - Q4/09 Phase 4: Field Pilot Program Technology selection Q2/08, construction start Q4/08, start-up Q2/09, production runs start Q3/09 Phase 5: Commercial Development Potential start-up Q1/2012 (Subject to regulatory approval, corporate sanctioning and financing as appropriate)

Axe Lake and In-Situ Recovery 185 m (606 ft) 20 m (65 ft) Overburden McMurray formation Limestone basement

Axe Lake and In-Situ Recovery

Our People Strong Executive Team T. Murray Wilson, Executive Chairman Christopher H. Hopkins, President & CEO Karim Hirji, CFO Erdal Yildirim, Executive Vice President, Project Development Errin Kimball, Vice President, Exploration Capable Board of Directors T. Murray Wilson, Chairman Christopher H. Hopkins Thomas Milne Ronald Phillips John Read Gordon Tallman W. Scott Thompson Pamela Wallin Proven track records, aligned with 20% share ownership

Industry-Leading Associates



Exploration	Aeroquest International Limited Bertram Drilling Corp. LandQuest Services Norwest Corporation Schlumberger WorleyParsons Komex
Land, Environmental	AMEC Earth & Environmental Divestco Focus Group Pioneer Land & Environmental Services
Engineering	CMG (Computer Modelling Group) Gushor Inc. McDaniel & Associates Consultants Ltd. RPS Energy Group WorleyParsons MEG
Technical	Hycal Energy Research Laboratories Bodycote Testing Group (Norwest) Saskatchewan Research Council Alberta Research Council
Financial	TD Securities Inc.

The whole is greater than the sum of its parts

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Amex: BQI

The Future Consistent with our business plan, we are embarked on two distinct paths: Focused on delineation drilling, field testing, field pilot program and other development activities to maximize the value of our first discovery Focused on continued, aggressive exploration of our huge land holding - less than 5% drilled to date - which we believe holds potential for multiple world-class discoveries Headed for continued success

An Exceptional Investment Story Unrivalled oil sands land holdings in Saskatchewan and Alberta with potential for multiple global-scale projects First discovery, Axe Lake, delineated and positioned for potential joint venture partnership Superior geology and reservoir characteristics Field testing and production planning underway Compelling valuation with clear near- and long-term value creation milestones Highly aligned and proven management team Extraordinary long-term potential

Target: Commercialization The beginning of Saskatchewan's oil sands industry

Definitions The Axe Lake Discovery is classified as a Discovered Resource. The Discovered Resources classification of the Axe Lake Discovery is determined in accordance with the Canadian Oil and Gas Evaluation Handbook (COGE Handbook), which is the primary reference for reporting resources under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities promulgated by the Canadian Securities Administrators. As defined in the COGE Handbook, "Discovered resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with the estimated future recoverable portion classified as reserves and contingent reserves, respectively." Discovered Resources can be further classified into four sub-categories: cumulative production; reserves; contingent resources; and unrecoverable resources. The Discovered Resources disclosed by OQI in its Discovered Resource estimate can not at this time be classified into one of these four sub-categories for the following reasons: 1) cumulative production: no amount of production has yet taken place; 2) reserves: OQI has not yet determined what in-situ recovery process may be suitable for this resource and consequently an in-situ recovery factor has not been determined to estimate reserves; 3) contingent resources: OQI expects that the Discovered Resources will be economical, but commercial project economics have not yet been determined; and 4) unrecoverable resource: OQI expects that the OQI resource will be recoverable, but a suitable in- situ recovery process and consequently an in-situ recovery factor has not yet been determined. The commercial viability of the Axe Lake Discovery, or whether currently commercial recovery processes will be applicable, cannot be determined without further drilling, testing and analysis.

Definitions continued ... The Discovered Resources estimates described above were determined in accordance with the COGE Handbook using the following mutually exclusive categories: Low Estimate: This is considered to be a conservative estimate of the quantity of bitumen that exists within the accumulation, which under probabilistic methodology reflects a P90 confidence level. Best Estimate: This is considered to be the best estimate of the quantity of bitumen that exists within the accumulation. Under probabilistic methodology, this term is a measure of the central tendency of the uncertainty distribution (most likely/mode, P50/median, or arithmetic average/mean). High Estimate: This is considered to be an optimistic estimate of the quantity of bitumen that exists within the accumulation, which under probabilistic methodology reflects a P10 confidence level. The area of the Discovered Resource estimate within the Axe Lake Discovery covers approximately 36 sections (one township) of Permits PS00208 and PS00210 (100% Oilsands Quest) located in the north half of Township 94 and the south half of Township 95, Ranges 24 and 25 West of the Third Meridian. It is approximately 50 kilometres (30 miles) east of Suncor's Firebag operations. Undiscovered Resources are defined in the COGE Handbook as "those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered." There is no certainty that we will discover any portion of the undiscovered resources and, if discovered, it may not be economically viable or technically feasible to produce such resources. The COGE Handbook can be obtained online (www.petsoc.org).

www.oilsandsquest.com Amex: BQI